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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 13, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company



1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Schroder Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     Same as above

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4    Name of registered  holder(s)  and, if more than one holder,  the number of shares held by each of them:
     5,357,563 Schroder Nominees Limited
     6,024,168 Popeshead Nominees Limited for Schroder Unit Trusts Limited
       189,000 Schroder Executor and Trustee Company Limited
        53,000 RBSTB Nominees Limited A/C AAUKPS
       541,650 Mineworkers Pension Scheme (client)Nominees Limited A/C R 1,259,187 British Coal Superannuation Scheme (client) Nominees Limited
               A/C P
       152,000 MSS Nominees Limited A/C 756593
        77,000 MSS Nominees Limited A/C 771401
        91,000 MSS Nominees Limited A/C 809955
        65,000 MSS Nominees Limited A/C 809803
       196,398 MSS Nominees Limited A/C 809797
       751,844 MSS Nominees Limited A/C 831286
       202,000 RBSTB Nominees Limited A/C ECC
        35,200 RBSTB Nominees Limited
        60,000 Nutraco Nominees Limited A/C GWPPMPS
       400,000 Nutraco Nominees Limited A/C GWPPCIF
       809,000 Nortrust Nominees Limited
        35,000 HSBC Bank International Limited A/C 10096301
       394,000 Lloyds TSB Security Services A/C B
        33,000 Lloyds TSB Security Services A/C A
       212,000 Chase Manhattan Bank
       266,000 BT Globenet Nominees Limited
        18,100 Lloyds Bank (ID) Nominees Limited
        55,000 Vidacos Nominees Limited
        37,500 MSS Nominees Limited A/C 759371
     1,030,000 Chase Nominees Limited for Schroder Investment Management North
               America Inc.

5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:


11   Date company informed:
     10 Mar 00

12   Total holding following this notification:
     18,344,610

13   Total  percentage  holding of issued  class  following  this  notification:
     12.29%

14   Contact name for queries:
     Philip Rosier

15   Contact telephone number:
     01635-565583

16   Name of company official responsible for making notification:
     Philip Rosier

17   Date of notification:
     13 Mar 00


Additional Information:


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 13, 2000              By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer